VIA FACSIMILE AND EDGAR

March 3, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3010

Attention:	Sonia Barros
Special Counsel

Re:	Tejon Ranch Co.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-07183

Dear Ms. Barros,

Thank you for your letter dated February 23, 2010, or the comment letter, containing your comments on the above-captioned filing by Tejon Ranch Co., or the Company, with the United States Securities and Exchange Commission, or the Commission. Set forth below are the Company’s responses to your comments. For your convenience, the text of the Staff’s comments is included below in bold text and is followed by the Company’s responses to such comments.

Definitive Proxy Statement

Compensation Discussion & Analysis, page 7

Base Salaries, page 9

We noted your response to comment 2 in our letter dated December 28, 2009. Your response does not fully explain your CEO’s input regarding the increase of base salaries for your other named executive officers. Please describe the specific input and analysis that the CEO provided to the compensation committee that led them to increase the base salaries. Provide us with sample disclosures and confirm that you will provide similar disclosure as applicable in future filings.

Response

As noted in the previous response letter we will in future filings as applicable, provide more detailed disclosure as to the process involved in determining changes to base salaries for each named executive officer.

Expanded sample disclosure from previous response using information in the 2009 Proxy is as follows:

For the other named executive officers, the Compensation Committee increased base salaries 2.5% during 2008. The Compensation Committee’s decision to increase base salaries equally for each named executive officer was based on information and recommendations provided by the Chief Executive Officer. The Chief Executive Officer reviews each named executive officers’ overall compensation package as it relates to the market for similar job functions taking into consideration current economic factors within the industries we operate in. In his review process the Chief Executive Officer evaluates the components of total compensation and how that mix of compensation compares to total compensation for specific job functions within real estate and agribusiness industries. Comparison information relating to total compensation and the mix of compensation is gathered primarily on an informal basis through discussions with contacts the Chief Executive Officer has in both real estate and agribusiness companies. Based on the information gathered, the performance evaluation of each named executive officer and the Company’s preference that management should be focused on the long-term achievement of corporate goals, best compensated for through the use of long-term stock compensation, the Chief Executive Officer formulates proposed changes to base salaries for the named executive officers. Based on his analysis and the information gathered, the Chief Executive Officer makes recommendations to the Compensation Committee. For 2008, the Chief Executive Officer recommended that base salaries be increased only 2.5% for each named executive officer to help maintain the ratio of cash compensation to total compensation as in prior years and to limit the amount of increase going forward in a period of time when the real estate industry was having difficulties.

Annual Performance-Based Incentive Bonuses, page 9

We have reviewed your response to comment 3 in our letter dated December 28, 2009. Please provide us with revised disclosure for fiscal year 2008 in response to our comment.

Response

As noted in our previous response we will provide expanded disclosure for each named executive officer through the use of a chart that will provide the weightings given to the quantitative and qualitative goals. The chart will include the Chief Executive Officer and the other named executive officers. A sample of the chart to be used in the future using information in the 2009 Proxy would be as follows:

The following chart provides the performance level weightings for the Chief Executive Officer and the other named executive officers. Each of the performance level weighting categories shown in the chart must total 100% within the category and then each category is given a percentage weighting so that the four categories total 100%.

Performance Level Weightings:
	Robert A. Stine - Chief Executive Officer	Allen E. Lyda - Chief Financial Officer	Joseph E. Drew - SVP Real Estate	Teri Bjorn VP- General Counsel	Kathleen Perkinson SVP-Natural Resources
Quantitative Measurements Corporate:
Cash provided from operations less cash used for capital investment	100.00%	100.00%	100.00%	100.00%	100.00%

Performance Level Total Weighting	15.00%	30.00%	7.50%	10.00%	15.00%

Division Quantitative Measurements:
Division revenues	0.00%	0.00%	40.00%	0.00%	0.00%
Division net operating income	0.00%	0.00%	60.00%	0.00%	0.00%

Performance Level Total Weighting	0.00%	0.00%	30.00%	0.00%	0.00%

Qualitative Measurements:
Business development	65.00%	35.00%	50.00%	50.00%	50.00%
Operating objectives	15.00%	20.00%	20.00%	50.00%	10.00%
Financial objectives	0.00%	25.00%	30.00%	0.00%	30.00%
Staffing/organizational objectives	20.00%	20.00%	0.00%	0.00%	10.00%

	100.00%	100.00%	100.00%	100.00%	100.00%

Performance Level Total Weighting	60.00%	45.00%	37.50%	65.00%	60.00%

Overall Performance Level Weighting	25.00%	25.00%	25.00%	25.00%	25.00%

Total Performance Level Weightings	100.00%	100.00%	100.00%	100.00%	100.00%

For 2008, the Chief Executive Officer’s qualitative goals were tied to land entitlement, development and conservation goals as well as operational and staffing objectives. The qualitative performance goals for the other named executive officers are generally related to land entitlement, development, and operational goals that support the achievement of entitlement and development goals. The Compensation Committee, after taking into account the Chief Executive Officer’s recommendations, set the specific weightings for each named executive officer based on the relative importance of a specific objective in moving the Company forward in achieving its long-term objectives and also his or her direct role in achieving such objectives.

Annual Performance-Based Incentive Bonuses, page 9

We have reviewed your response to comment 4 in our letter dated December 28, 2009. Please further explain the evaluation that the compensation committee used to determine the actual percentage of base salary received. For example, you state that Ms. Bjorn’s incentive bonus was adjusted downward based upon an overall evaluation of performance. Please disclose what aspects of her performance caused the downward adjustment. Furthermore, please also disclose the specific level that each individual executive officer met. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Response

As noted in our previous response we will include additional detail with respect to each named executive officer’s actual achievement of both the qualitative and quantitative goals in future filings to the extent material.

As stated in our prior response, the measurement and evaluation of the achievement of quantitative and qualitative goals success is measured on a scale from threshold to maximum with performance below threshold not receiving a bonus percentage for that category or objective. Using the percentage of salary ranges included in the 2009 Proxy the following chart provides a breakdown of 2008 annual incentive award measurement by performance measurement categories and the total 2008 incentive award as a percentage of salary.

	Robert A. Stine - Chief Executive Officer	Allen E. Lyda - Chief Financial Officer	Joseph E. Drew - SVP Real Estate	Teri Bjorn VP- General Counsel	Kathleen Perkinson SVP-Natural Resources
Quantitative Measurements Corporate:
Performance Level Total Weighting	15.00%	30.00%	7.50%	10.00%	15.00%
Award measurement	78.75%	57.00%	57.00%	57.00%	57.00%

Weighted performance total	11.81%	17.10%	4.28%	5.70%	8.55%

Division Quantitative Measurements:
Performance Level Total Weighting	0.00%	0.00%	30.00%	0.00%	0.00%
Award measurement	0.00%	0.00%	57.00%	0.00%	0.00%

Weighted performance total	0.00%	0.00%	17.10%	0.00%	0.00%

Specific Qualitative Measurements:
Performance Level Total Weighting	60.00%	45.00%	37.50%	65.00%	60.00%
Award measurement	78.75%	49.15%	46.50%	38.00%	57.00%

Weighted performance total	47.25%	22.12%	17.44%	24.70%	34.20%

Overall Performance Level Weighting
Performance Level Total Weighting	25.00%	25.00%	25.00%	25.00%	25.00%
Award measurement	63.75%	57.00%	38.00%	24.38%	57.00%

Weighted performance total	15.94%	14.25%	9.50%	6.10%	14.25%

Total Incentive Award as a Percentage of Salary	75.00%	53.47%	48.31%	36.50%	57.00%

As shown in the above chart, levels of achievement for quantitative and qualitative goals were in a range from target to maximum. The success in meeting quantitative goals was described in the 2009 Proxy in the Quantitative Financial Goal section. In evaluating the success of meeting specific qualitative objectives the Compensation Committee reviews the objective and identifies whether or not the objective was accomplished or if the proper amount of progress has been made in achieving the objective. This evaluation is achieved by the Compensation Committee noting for each objective if the objective was accomplished in the time frame designated and the outcome achieved was as specified in the original objective. Through this process weightings are given based on the level of success from threshold to maximum for each objective. The Compensation Committee then evaluates the overall performance, which not only includes the quantitative and qualitative goals but also concepts such as teamwork, overall management of specific divisions or departments, and management of processes between departments. This measurement is much more subjective. The Compensation Committee performs the above evaluation for the Chief Executive Officer and the Compensation Committee and the Chief Executive Officer perform the above evaluation on the other named executive officers. As mentioned in our previous response, Ms. Bjorn’s annual performance percentage fell below target. The overall measurement for Ms Bjorn was adjusted downward based on a subjective review of overall performance for the year without giving weight to any specific performance objective. That overall subjective evaluation of performance led to her total award falling below target.

Management of the Company is very aware of its responsibility for the adequacy and accuracy of both the financial numbers and disclosures within our filings. Our goal is to provide full disclosure and transparency in all of our filings. In connection with responding to comments set forth in your letter of August 22, 2008, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy of disclosure in the filings;
2.	Staff comments or changes to the disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance in this process.

Very truly yours,

/s/ Allen E. Lyda

Allen E. Lyda

Chief Financial Officer

Tejon Ranch Co.